

October 28, 2020

Robert W. Postma
Principal
WaterMill Asset Management Corp.
141 Mecox Road
Watermill, New York 11976

> **Re:** **Ziopharm Oncology, Inc.**
> **Amendment No. 1 to preliminary proxy statement filed on Schedule 14A**
> **Filed on October 26, 2020 by WaterMill Asset Management Inc., et al.**
> **File No. 001-33038**

Dear Mr. Postma,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the consent statement and/or by providing the information requested. After reviewing any amendment and/or any information provided in reply to our comments, we may have additional comments. If you believe a comment is inapplicable to your facts and circumstances, and/or do not believe an amendment is required, please tell us why in a written response.

Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A

General

1. Item 1(b) of Schedule 14A specifically requires, unlike a similar disclosure requirement in Rule 14a-6(d), that the "approximate date upon which the proxy statement and form of proxy are sent or given to security holders" will appear on "the first page of the proxy statement." The required disclosure appears on page 2. Please revise to comply with the text of the rule.

2. Proposal 2 is described on page 2 as being the "Removal Proposal" that is not conditioned upon the approval of any other proposal. Please advise us, with a view toward revised disclosure, how vacancies on the Board of the registrant would be filled if sufficient consents are granted to remove the current directors under the removal proposal but insufficient consents are granted to elect the participants' nominees.

Why are we soliciting your consent?, page 6

3. The disclosure indicates the participants "believe that removing three current directors…" To the extent the participants intended to state "three" current directors, please advise us why

the removal of three and not four directors was made.  If, however, the disclosure as presented was intended to reference four directors, please revise.

How Many Consents Must be Received in Order to Adopt the Proposals?, page 7

4.  We have reviewed the analysis provided in reply to prior comment number 13. Section 3.3 of the registrant's bylaws – which addresses filling vacancies generally but is silent with respect to actions by written consent – does not appear to have any effect on the standard necessary for approving the election of nominees to fill an existing vacancy via the execution of written consent because § 228(a) of Delaware's General Corporate Law requires any modification to the standard governing actions authorized by written consent, which standard is the majority of the shares outstanding, must be established in a corporation's certificate of incorporation. Please reconcile the disclosures in the proxy statement with the standard within § 228(a).

Form of Consent

5.  Under Rule 14a-4(e), the proxy statement or form of proxy must affirmatively state, subject to reasonable specified conditions, that with respect to any matter to be acted upon, the shares will be voted in accordance with the specifications so made.  The disclosure at page three that indicates the participants have a "goal for the submission of written consents as directed" does not specify the condition to which such submission is subject or explicitly state that the shares will be voted in accordance with the instructions given by security holders.  Please revise the form of proxy or proxy statement to conform to the disclosure standard set forth in Rule 14a-4(e).

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:     Mohammad M. Malik, Esq.
        Meagan M. Reda, Esq.